FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940









                                  PICTET FUNDS
                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 28th day of June, 2000.

                                                             PICTET FUNDS


                                                     By:    /s/Gail A. Hanson
                                                              Gail A. Hanson
                                                              Secretary

Attest:

/s/Andrew M. Goldberg
Andrew M. Goldberg
Assistant Secretary